Sun Life Assurance and Annuity Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, Massachusetts  02481

April 28, 2009

VIA ELECTRONIC “EDGAR” TRANSMISSION

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:   Sun Life Assurance Company of Canada (U.S.) ("Sun Life" or “Registrant”)
              Pre-Effective Amendment Nos. 3 and 4 to Registration Statement on Form S-3
              File No. 333-156308

Commissioners:

This correspondence pertains to the Pre-Effective Amendments Nos. 3 and 4 to the above captioned Form S-3 Registration Statement (the “S-3 Amendments”), which were filed with the Securities and Exchange Commission (“Commission”) on April 24, 2009.  Four of the prospectuses included in the S-3 Amendments (Sun Life Financial Masters Flex, Sun Life Financial Masters Extra, Sun Life Financial Masters Access, and Sun Life Financial Masters Choice) are identical to the prospectuses which were included in the post-effective amendments to the four Form N-4 Registration Statements (File No. 333-74844, 333-83362, 333-83364, and 333-83516, respectively), filed on April 28, 2009 (the “Form N-4 Amendments).

The Form N-4 Amendments were filed pursuant to Rule 485(a) for the purpose of revising certain living benefits available under the Contracts issued pursuant to the Form N-4 Registration Statements.  On April 10, 2009, the Commission Staff provided oral comments on the Form N-4 Amendments.  Sun Life’s responses to those comments were made not only in the prospectuses included in the Form N-4 Amendments but also in those included in the S-3 Amendments.

Registrant believes that the S-3 Amendments are responsive to Staff comments and, therefore, Registrant and its principal underwriter, Clarendon Insurance Agency, Inc., intend to make an oral request for acceleration of the effective date of the S-3 Amendments to May 1, 2009.  The Registrant and its principal underwriter are aware of their obligations under the 1933 Act.  Specifically, the Registrant acknowledges and represents that

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to any aspect of the filing, including the request for acceleration cited above; and

●	the Registrant may not assert this action to accelerate as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Depositor acknowledges and represents that

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the Registrant is fully responsible for the adequacy and accuracy of the disclosure in the filing, regardless of any comments made by the Staff of the Commission with respect to the disclosure or any changes in the disclosure in response to the Staff’s comments;

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any comments made by the Staff of the Commission with respect to the disclosure in the filing, or any changes in the disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to any aspect of the filing; and

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the Registrant may not assert, as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, any comments made by the Staff of the Commission with respect to the disclosure in the filing or any changes in the disclosure in response to the Staff’s comments.

      Please direct all questions and comments to the undersigned at (781) 263-6402 or to Thomas C. Lauerman, Esquire, of Jorden Burt LLP at (202) 965-8156.

Respectfully yours,

/Sandra M. DaDalt/

Sandra M. DaDalt
AVP &Senior Counsel

cc:    Thomas C. Lauerman, Esquire
Rebecca M. Marquigny, Esquire